
August 4, 2022

Robert Amaral
Chief Executive Officer
Exeo Entertainment, Inc.
4478 Wagon Trail Ave.
Las Vegas, NV 89118

> **Re: Exeo Entertainment, Inc.**
> **Form 10-K for Fiscal Year Ended November 30, 2021**
> **Form 8-K dated January 7, 2022**
> **Filed April 14, 2022**
> **File No. 333-190690**

Dear Mr. Amaral:

We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended November 30, 2021

Management's Discussion and Analysis
Comparison of Twelve-Month Results for the fiscal years ended November 30, 2021 and 2020, respectively
Cost and Expenses, page 10

1. In your discussion of costs and expenses you cite multiple factors as impacting your operating expenses but provide no quantification of the contribution of each factor to the material changes in the various line items. In order to enhance a reader's understanding of your operations, please clarify the nature of your general and administrative expenses. Identify and address material changes from period-to-period in your line items and describe the underlying reasons for these material changes in quantitative and qualitative terms. Quantify the impact of each material factor discussed when your results are impacted by two or more factors. Address those matters that are reasonably likely to have

a material impact on future operations. In addition, you should remove vague terms such as "primarily" in favor of specific quantifications.

<u>General</u>

2. Please file any delinquent 34 Acts reports such as your February 28, 2022 Form 10-Q.

<u>Form 8-K dated January 7, 2022</u>

<u>Item 4.01 Change in Registrant's Certifying Accountant , page 2</u>

3. Please file as an exhibit a letter from Prager Metis CPAs, LLP, addressed to the Securities and Exchange Commission, stating whether it agrees with the statements made under Item 4.01 and, if not, stating the respects in which it does not agree.

4. Pursuant to Item 304(a)(2)(ii)(D) of Regulation S-K, please file as an exhibit to the Form 8-K a letter from your newly engaged accountant regarding its review of the disclosure required by Item 304(a) of Regulation S-K or advise us.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Joseph Kempf, Senior Staff Accountant, at 202-551-3352 or Robert Littlepage, Accountant Branch Chief, at 202-551-3361 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology